ROSCOE POSTLE ASSOCIATES INC.	www.rpacan.com
Suite 304 - 595 Howe Street Vancouver, BC V6C 2T5 Tel: (604) 602-6767 Fax: (604) 602-0235 Email: drennie@rpacan.com

CONSENT of AUTHOR

TO:

Autorité des marchés financiers
Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
Toronto Stock Exchange

I, David W. Rennie, do hereby consent to the filing, with the regulatory authorities referred to above, of the technical report titled Technical Report on the Lakemount Ni-Cu-PGE Zone, Wawa Area, Ontario and dated January 21, 2005 (the “Technical Report”), and the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure in the 2004 AIF/Form 20-F of Platinum Group Metals Ltd. now filed.

I also certify that I have read the written disclosure filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the AIF of Platinum Group Metals Ltd. contains any misrepresentation of the information contained in the Technical Report.